

Mail Stop 4-4720

August 28, 2015

Via E-mail
Jonathon P. Freve
Chief Financial Officer
Spring Bank Pharmaceuticals, Inc.
113 Cedar Street
Milford, MA 01757

> **Re:** **Spring Bank Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed August 3, 2015**
> **CIK No. 0001566373**

Dear Mr. Freve:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover page

1. Please reconcile the cover page discussion with the information presented in the plan of distribution section, i.e. that the offering is self-underwritten. In addition, please expand the discussion here and in the plan of distribution section to address whether there is a minimum offering amount that is required to be sold, escrow arrangements, return of subscriptions, and whether expenses will be deducted from these subscriptions.

Our Product Candidates, page 4

2. We note your disclosure here and throughout your prospectus that you intend to initiate Phase 2 studies for SB 9200 in the RSV and HBV indications. Please revise

the pipeline chart and related disclosure to indicate, if true, that there have been no separate Phase 1 trials dedicated to RSV and HBV. To the extent that you plan to use data from completed Phase 1 trials of HCV to advance the product candidate for these separate indications into Phase 2 trials, please ensure that the table and related disclosure accurately reflects this information.

Implications of Being an Emerging Growth Company, page 5

3. Please revise your disclosure in this section to indicate your decision to opt out of the extended transition period available under the JOBS Act to comply with new or revised accounting standards and to note that such determination is irrevocable.

"The therapeutic efficacy of SB 9200 is unproven in humans…, " page 15

4. Please expand the discussion to state where and when the Phase I trial was conducted.

Use of Proceeds, page 50

5. If the distribution is not an all or none offering, please revise the discussion to indicate how the proceeds will be allocated under various scenarios, e.g. 25%, 50%, etc.

Market Making, page 53

6. Please expand the discussion to state whether you have applied for NASDAQ listing and, if not, when you intend to apply.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Determination of the Fair Value of Common Stock, page 62

7. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 69

8. We note that you have filed a license agreement with Migenix, Inc. as an exhibit to the registration statement. In an appropriately titled subsection, please disclose the material terms of this agreement. In your description of this agreement, you should specifically identify:

- Nature and scope of intellectual property transferred;
- Each parties rights and obligations;
- Duration of agreement and royalty term;
- Termination provisions;
- Investment features or share purchases;
- Payment provisions which may include the following:
    - Up-front or execution payments received or paid
    - Aggregate amounts paid or received to date under agreement;
    - Aggregate future potential milestone payments to be paid or received
    - Royalty rates
    - Profit or revenue-sharing provisions

SB 9200, page 73

9. We note your disclosure on page 73 that there was no improvement in antiviral response in the 900 mg dose of SB 9200. However, on page 74 you state that you believe your Phase 1 study has shown proof of concept. Please explain what it means to show proof of concept and address the results observed in the 900 mg dose.

Patents and Proprietary Rights, page 79

10. We note your disclosure regarding your patents and patent application. With respect to the portion of your patent portfolio relevant to each of your significant development programs, please clearly disclose:

- Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed); and
- contested proceedings and/or third-party claims over any of your patents or patent applications.

Management, page 94

11. Please expand the discussion to address Mr. Jensen's intention to leave the company and your plan to fill this vacancy. In addition, please consider adding a risk factor relating to the possible loss of your president and chief executive officer.

12. Please provide a more complete five-year biographical sketch for Mr. Eichler, including all employment and positions held during the past five years, without gaps or ambiguities as to time.

Proposed Restated Certificate of Incorporation and Restated Bylaw Provisions, page 108

13. Please expand the discussion to include your choice of forum provision.

Other

14. Please note the registration statement should also be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he signs the registration statement.

15. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

16. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

17. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Rolf Sundwall at (202) 551-3105 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325, John Krug at (202) 551-3862,

Bryan Pitko, Special Counsel, at (202) 551-3203, or me at (202) 551-3474 with any other questions.


Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director
Office of Healthcare and
Insurance


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